Nasdaq: PEBO   April 23, 2009



Welcome ...
Shareholders and Guests

ANNUAL MEETING OF SHAREHOLDERS

Discussion items



- **Peoples Bancorp overview.**

- **Economic and financial review.**

- **PEBO strategies.**

- **Summary.**

Disclaimer



Please note and understand that commentary in this presentation may contain projections or other forward-looking statements regarding future events or Peoples Bancorp's ("Peoples") future financial performance. These statements are based on management's current expectations. The statements in this presentation which are not historical fact are forward looking statements that involve a number of risks and uncertainties, including, but not limited to, the interest rate environment; the effect of federal and/or state banking, insurance, and tax regulations; the effect of technological changes; the effect of economic conditions; the impact of competitive products and pricing; and other risks detailed in Peoples' Securities and Exchange Commission filings. Although management believes that the expectations in these forward-looking statements are based on reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations, it is possible that actual results may differ materially from these projections. Peoples disclaims any responsibility to update these forward-looking statements.

Corporate Profile

- ***Financial holding company with 49 full-service financial offices in Ohio, West Virginia, and Kentucky.***

- ***Financial snapshot as of March 31, 2009:***
  - $2.1 billion in total assets.
  - $150 million market capitalization.
  - Average daily trading volume: 30,000 shares.

- ***Provide a broad range of banking, insurance, and investment services through:***
  - Peoples Bank.
  - Peoples Insurance Agency, Inc. *(property & casualty, life, health).*
    - Putnam Agency.
    - Barengo Insurance Agency.
  - Peoples Financial Advisors *(investment services, brokerage, trust).*

Our markets



- **49 locations and 38 ATMs.**

- **600 associates.**

- **Over 100,000 client relationships.**

The economy of recent months



- **The global economy weakened due to:**
  - A housing collapse.
  - Commodity prices increasing in 2008.
  - Slowdowns in consumer spending.
  - The "credit crunch."
- **The result:**
  - De-leveraging by Wall Street banks led to downward pressure on the financial sector.
  - Several financial companies collapsed.
- Due to its reliance on credit from Wall Street, **the "real" economy began to falter in late 2008.**
  - This was then intensified by the collapse of large investment banks.

- The Federal Reserve Bank used "all means necessary" to add liquidity to the economic system.

- US Congress stepped in by passing the TARP and economic stimulus package.

- Even with massive monetary easing, the "loss of credit" pushed the global economy into a deep recession.

- **The good news:** efforts of the Federal Reserve Bank and US Treasury are working.
  - Credit markets are beginning to "thaw" and banking profits are starting to stabilize.

2008 Financial Summary



- **Like many banks in 2008, PEBO earnings were impacted by a deteriorating economy and declining real estate values.**

- **Higher loan charge-offs and provision for loan losses.**

- **Increase in non-performing loans.**

- **Non-performing assets showed signs of stabilizing in 1Q 2009.**



Earnings Per Share

$1.71 (2004), $1.94 (2005), $2.01 (2006), $1.74 (2007), $0.72 (2008)



Non-performing Assets to Total Assets

0.43% (2004), 0.37% (2005), 0.53% (2006), 0.51% (2007), 2.09% (2008), 1.89% (1Q 09)

2008 Financial Summary



- **Strong <u>core</u> earnings stream as net interest income grew 8% in 2008 and net interest margin increased 19 basis points.**

- **Operating efficiency improved as revenues grew $5.3 million or 6% in 2008, while operating expenses increased only 4%.**

Net Interest Income (in 000s) **and Net Interest Margin**



Efficiency



Followed by a good 1Q ...



- **Net income of $3.9 million and diluted EPS of $0.37** (includes impact of preferred dividends).

- **Stable non-performing assets.**

- **Significant deposit growth.**

- **Net interest margin and net interest income increased.**

- **Operating efficiency better than peers.**

- **Capital position strengthened.**

- **Continued to pay common dividend of 23 cents per share.**

Quarterly EPS



Deposits



($ in millions)

Steady and stable dividend



- **Current annualized dividend of $0.92 per share.**
  - **Declared $0.23 dividend for 1Q 2009.**
- **Strong capital position and good core earnings stream to support dividend payment.**
- **43 years of consecutive dividend increases.**



Dividends Per Share

$0.15 — '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 — $0.91

TARP Capital Purchase Program

- **Received $39 million in TARP Capital on January 30, 2009. Why access it?**

    - "Capital is King."

    - Protect and enhance our strong capital position during difficult credit cycle and economic recession.

    - Provide additional strength to continue *lending* and *serving* our communities.

- **Yes, the rules have changed.**

    - Still a comparably inexpensive (for capital) "insurance policy" against significant additional economic deterioration.

    - Now allowed to pay it back sooner than 3 to 5 years.

What is "TARP" ???



- **Troubled Asset Relief Program ("TARP").**

- **Capital Purchase Program ("CPP").**

  - Targets healthy financial institutions by adding <u>capital</u> in challenging economic times.

  - U.S. Treasury makes investment in qualifying banks in form of preferred stock.

    - 5.00% preferred stock dividend for first 5 years, then 9.00% thereafter.

    - 10-year warrants @ $18.66 to purchase 313,505 common shares.



What is “TARP” ??? (continued)

Peoples Bancorp

- **Not all “TARP” was created equal…**
  - TARP “Capital Purchase Program” (CPP) was designed to provide capital to healthy banks on a **voluntary** basis.
    - To stabilize the financial system by strengthening bank balance sheets.
  - Other non-CPP TARP money is being used to support troubled companies / industries.



What are we doing with TARP funds?

Peoples Bancorp

- Making loans to support businesses / consumers in our communities and market areas.
- Developed mortgage relief programs for homeowners struggling to make payments due to economic challenges.
- Support community projects, economic development, etc.

Strong capital position



- **Total capital is $81 million above the regulatory well-capitalized minimum.**

- **Higher capital level protects against further economic declines.**

- **Provides competitive advantage over peers.**

- **Allows for future expansion opportunities.**

Total Capital Ratio



Tangible Equity to Tangible Assets Ratio





Strength and stability...
Peace of mind...
The right choice...
The right bank...

It's good to know that some things never change. Especially when it comes to your financial security. At Peoples Bank, we're proud to be the local community bank that has not grown too big to take a responsible approach to the financial needs of each and every customer we serve. We've been doing business for over one hundred years and you can be assured that your money is safe, sound and secure with us. We have a strong record of financial stability and growth that has remained unshaken in these uncertain and questionable times. We care about our clients. Stop by and see just how different we are.



Peoples Bank ® Member FDIC
The right time. The right place.

FDIC insurance up to $250,000.
www.peoplesbancorp.com
1-800-374-6123

- **The national media has not been "friendly" to community banks.**

- **In recent months, PEBO launched a new campaign stressing the safety and stability of Peoples Bank.**

Diversified revenues

 

 

■ Net Interest Income   ■ Non-Interest Income

Non-Interest Income: 12% 5-Year CAGR

	2004	2005	2006	2007	2008
Total	$77.1	$80.8	$83.6	$85.3	$90.6
Non-Interest Income	$25.2 / 33%	$28.5 / 35%	$30.4 / 36%	$31.4 / 37%	$32.1 / 36%
Net Interest Income	$51.9 / 67%	$52.3 / 65%	$53.2 / 64%	$53.9 / 63%	$58.5 / 64%

($ in millions; excludes gains on securities / assets)

2008 Results Versus Peers



Peer = 35 Banks $1-$5 Billion in assets (IL, IN, KY, OH, MI, WV)		Median REGIONAL PEERS
Peoples Bancorp		
Return on Assets	0.39%	0.21%
Return on Equity	3.67%	2.62%
Net Interest Margin	3.51%	3.34%
Efficiency Ratio	56.30%	66.41%
Loan Loss Reserve/ Loans	2.08%	1.47%
Total Capital Ratio	13.19%	12.74%

Stock Performance: 12/31/07 – 4/21/09



Peoples Bancorp	- 38%	NASDAQ Bank Index	- 37%
S&P 500	- 40%	AMEX Financial Index	- 62%

Our strategies



- **Take care of our clients.**

- **Take care of each other (teamwork).**

- **Have fun.**

- **Create shareholder value.**

Our strategies *(continued)*

- **Long-term performance achievement:**
  - Consistent, long-term revenue and earnings growth.
  - Efficiency and cost control.

- **Proactive balance sheet management:**
  - Improve asset quality / reduce non-performing assets.
  - Grow deposits … pay down borrowings.
  - Maintain/grow capital and liquidity.
  - Manage both sides of the balance sheet to reduce interest rate risk.

Our strategies (continued)

- **Continued evaluation of branch footprint:**
  - Expansion and addition in economically vibrant markets.
    - Zanesville, Ohio in May 2009.
  - Consolidation of branches due to lower volumes / less growth potential.
- **Focus on our clients:**
  - Enhance service culture by forming "market teams".
  - Work across lines of business to meet all of our customers' financial needs.
  - Refocus on small business opportunities.

Peoples Bancorp

- **Strategies built on personalized approach to satisfying our clients' full-service financial needs.**
  - Banking, Investments, Insurance.

- **Diversified, growing revenue stream.**

- **Efficient structure and operations.**

- **Strong capital position.**



Questions?

Mark F. Bradley,
President and Chief Executive Officer

Edward G. Sloane,
Chief Financial Officer and Treasurer

ANNUAL MEETING OF SHAREHOLDERS
April 23, 2009